UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the third quarter of 2024.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January - September 2024

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2024

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–September 2024

(Compared to the period January-September 2023)

●	Net interest income Skr 2,280 million (9M23: Skr 2,124 million)

●	Operating profit Skr 1,419 million (9M23: Skr 1,294 million)

●	Net profit Skr 1,127 million (9M23: Skr 1,027 million)

●	Lending portfolio growth -3.8 percent (9M23: 7.0 percent)

●	New lending Skr 68.2 billion (9M23: Skr 51.1 billion)

●	Basic and diluted earnings per share Skr 282 (9M23: Skr 257)

●	After-tax return on equity 6.4 percent (9M23: 6.2 percent)

July–September 2024

(Compared to the period July-September 2023)

●	Net interest income Skr 744 million (3Q23: Skr 767 million)

●	Operating profit Skr 625 million (3Q23: Skr 648 million)

●	Net profit Skr 497 million (3Q23: Skr 514 million)

●	Lending portfolio growth -1.6 percent (3Q23: 1.7 percent)

●	New lending Skr 16.1 billion (3Q23: Skr 15.2 billion)

●	Basic and diluted earnings per share Skr 124 (3Q23: Skr 128)

●	After-tax return on equity 8.4 percent (3Q23: 9.2 percent)

Equity and balances

(Compared to December 31, 2023)

●	Total capital ratio 23.3 percent (year-end 2023: 21.3 percent)

●	Total assets Skr 368.0 billion (year-end 2023: Skr 365.9 billion)

●	Total lending portfolio Skr 272.4 billion (year-end 2023: Skr 283.3 billion)

– of which sustainability classified lending Skr 51.5 billion (year-end 2023: Skr 44.6 billion)

●	Loans, outstanding and undisbursed Skr 333.5 billion (year-end 2023: Skr 338.3 billion)

●	Outstanding senior debt Skr 325.7 billion (year-end 2023: Skr 317.7 billion)

– of which green borrowings Skr 34.8 billion (year-end 2023: Skr 23.7 billion)

Interim report January–September 2024	Page 2 of 29

High return on equity despite market caution

SEK continued to grow its client base during the January–September period and posted historically high net interest income. New lending increased year-on-year both for the nine-month period and for the third quarter. However, interest rate cuts and a weaker than expected business climate have negatively impacted SEK’s net interest income.

Considerable uncertainty continues to prevail regarding how the Swedish economy will develop in the near term. While Europe and China are both experiencing economic challenges, the global geopolitical situation also has become increasingly negative, with escalating conflicts involving more and more countries.

As expected, the Riksbank implemented interest rate cuts in August and September and inflation now appears to be under control. However, the Swedish economy is weaker than the forecasts predicted. Further interest rate cuts are expected in the autumn, with the Swedish economy set to recover next year. Despite lower financing costs, many companies are continuing to experience weak demand for their products and services. Compared with previous quarters, we note an increased interest in export finance. However, investments are often being postponed or taking longer to complete, which has held back business growth in the export credit and project finance markets. At the same time, several new business opportunities have arisen, such as the energy transition in Europe, where SEK’s financing can strengthen the competitiveness of Swedish exporters.

For January–September 2024, new lending totaled Skr 68.2 billion (9M23: Skr 51.1 billion), net interest income was Skr 2,280 million (9M23: Skr 2,124 million) and net profit amounted to Skr 1,127 million (9M23: Skr 1,027 million). Return on equity totaled 6.4 percent for the period and 8.4 percent for the third quarter, which represents a historically high return on equity for the nine-month period. However, the Riksbank’s interest rate cuts negatively impacted SEK’s net interest income, but going forward they may lead to increased customer activity as the cost of financing decreases.

Enhanced banking partnerships are a key component of SEK’s customer growth strategy, in line with our ambition to do more for more companies. During the third quarter, we continued to develop our close partnerships with Nordic and international banks. We welcomed three new clients, bringing the total number of new clients during 2024 to eleven. All new clients are in the Mid Corporates business area, where working capital finance remains the most common entry-level product.

In the third quarter, we continued to invest in collaboration within Team Sweden, which is of great importance for increasing Swedish exports. We continued to intensively market our strong Swedish offering by meeting clients, banks and other business partners.

As SEK enters the fourth quarter, it does so with good liquidity and strong capitalization. We look forward to continuing to support Swedish companies and exporters with long-term and sustainable finance solutions, in order to further increase Sweden’s internationalization and competitiveness.

Magnus Montan Chief Executive Officer

Interim report January–September 2024	Page 3 of 29

Increased new lending

SEK has continued to grow its client base with the aim of doing more for more companies, and in the third quarter of 2024, it signed agreements with three new clients, bringing the total number of new clients in the January–September period to eleven. All of the new clients are in the Mid Corporates business area, where working capital finance remains the most common entry-level product. SEK’s complementary role and close collaboration with the Nordic banks plays a crucial role in ensuring that Swedish exporters have access to long-term financing that further strengthens their competitiveness.

SEK is noting an increased interest in export financing, but as a consequence of the weak demand that many companies are continuing to experience, investments and acquisitions are being postponed or taking longer to complete.

The capital market has remained attractive with good financing opportunities throughout the third quarter, which affects both the pricing and the demand for credit, particularly from large companies. Year-on-year, SEK’s new lending volumes increased both for the third quarter and for the nine-month period. New lending amounted to Skr 16.1 billion (3Q23: Skr 15.2 billion) for the third quarter and to Skr 68.2 billion (9M23: Skr 51.1 billion) for the January–September period. SEK’s new lending to Central and Eastern Europe increased during the period, mainly driven by lending to the defense sector.

Overall, the lending portfolio decreased during the year as new lending and disbursements under existing loans did not fully compensate for natural maturities, early redemptions and amortizations.

SEK’s lending
Skr bn	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
New lending to Swedish exporters[1]	30.1	22.7	29.8
New lending to exporters’ customers[2]	38.1	28.4	50.4
Total new lending	68.2	51.1	80.2
of which CIRR-loans	16.0	–	5.5
Total lending portfolio[3]	272.4	292.7	283.3

1  Of which Skr 2.5 billion (9M23: Skr 0.2 billion; year-end 2023: Skr 1.2 billion) had not been disbursed at period end.

2  Of which Skr 14.8 billion (9M23: Skr 0.5 billion; year-end 2023: Skr 9.5 billion) had not been disbursed at period end.

3  Balance at period end.

Interim report January–September 2024	Page 4 of 29

Successful borrowing programs

During the third quarter, SEK issued two fixed-rate bonds – a seven-year EUR-denominated green bond and a three-year USD-denominated bond – thereby meeting a large portion of the long-term borrowing need for the remainder of the year. The EUR-denominated issue amounted to EUR 500 million and the USD-denominated issue totaled USD 1.25 billion.

In the third quarter, SEK raised total borrowings of Skr 18.5 billion with maturities of more than one year compared with Skr 40.1 billion in the third quarter of 2023. For the first three quarters of 2024 SEK raised total borrowings of Skr 44.4 billion (9M23: Skr 120.2 billion) with maturities of more than one year.

The volume of borrowing in the SSA (supranational, sub-sovereign and agency) market was high in August. Concerns about uncertain macroeconomic and political conditions prompted many issuers, like SEK, to bring forward borrowings, compared to 2023.

The third quarter was characterized by cuts in policy rates worldwide and expectations of more and larger cuts in the future. Fixed income and foreign exchange markets continued to experience high volatility and the stock markets have also displayed higher volatility in the third quarter compared with previous quarters this year.

SEK’s borrowing
Skr bn	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
New long-term borrowing	44.4	120.2	126.2
New short-term borrowing	70.2	33.2	50.1
Outstanding senior debt[1]	325.7	361.4	317.7
Repurchase and redemption of own debt	7.3	7.8	12.2
1 Balance at period end.

Interim report January–September 2024	Page 5 of 29

January–September 2024

Operating profit amounted to Skr 1,419 million (9M23: Skr 1,294 million). Net profit amounted to Skr 1,127 million (9M23: Skr 1,027 million). The increase in net profit compared to the same period in the previous year was primarily the result of higher net interest income and net results of financial transactions, offset in part by higher operating expenses and net credit losses.

Net interest income

Net interest income amounted to Skr 2,280 million (9M23: Skr 2,124 million), representing an increase of 7 percent compared to the same period in the previous year. Higher margins in the lending portfolio contributed to higher net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Sep 2024	Jan-Sep 2023	Change
Total lending portfolio	277.8	283.1	-2%
Liquidity investments	64.9	78.4	-17%
Interest-bearing assets	351.8	371.3	-5%
Interest-bearing liabilities	321.7	343.8	-6%

Net results of financial transactions

Net results of financial transactions amounted to Skr -65 million (9M23: Skr -99 million). The results were primarily attributable to unrealized value changes of financial instruments caused by changes in cross-currency basis spreads.

SEK’s general business model is to hold financial instruments measured at fair value until maturity. Accordingly, the results of market value changes tend to net toward zero over time.

Operating expenses

Operating expenses amounted to Skr -550 million (9M23: Skr -506 million), representing an increase of 9 percent compared to the same period in the previous year. The increase is primarily attributable to increased personnel expenses and fewer investments that could be capitalized. A provision of Skr 2 million (9M23: –) was made for the individual variable remuneration program.

Net credit losses

Net credit losses amounted to Skr -212 million (9M23: Skr -193 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for two individual exposures in stage 3. During the period, SEK established losses amounting to Skr 116 million attributable to exposures that had previously been fully reserved.

Management has reassessed the need for an overall adjustment of the loss allowance for exposures in stage 1 and stage 2. As of period end, management concluded that there was no need for an overall adjustment of the loss allowance. The reversal of the overall adjustment had a positive impact on the net credit losses during the period. SEK assesses that the credit quality of its lending portfolio remains high.

Loss allowances as of September 30, 2024 amounted to Skr -885 million compared to Skr -795 million as of December 31, 2023, of which exposures in stage 3 amounted to Skr -828 million (year-end 2023: Skr -567 million). The provision ratio amounted to 0.26 percent (year-end 2023: 0.23 percent).

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy.

Taxes

Tax costs amounted to Skr -292 million (9M23: Skr -267 million), and the effective tax rate amounted to 20.6 percent (9M23: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 174 million (9M23: Skr -6 million). The result is mainly attributable to a positive result of Skr 123 million related to changes in own credit risk driven by increased credit spreads on long maturities in euro. In addition, the result is positively affected by a positive result of Skr 49 million obtained from derivatives in cash flow hedging as a result of declining remaining term.

July-September 2024

Operating profit amounted to Skr 625 million (3Q23: Skr 648 million). Net profit amounted to Skr 497 million (3Q23: Skr 514 million). The decrease in net profit compared to the same period in the previous year was primarily the result of a lower net interest income.

Net interest income

Net interest income amounted to Skr 744 million (3Q23: Skr 767 million), representing a decrease of 3 percent compared to the same period in the previous year. Lower volumes in the lending portfolio contributed to lower net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jul-Sep 2024	Jul-Sep 2023	Change
Total lending portfolio	274.5	290.2	-5%
Liquidity investments	75.3	81.6	-8%
Interest-bearing assets	355.7	381.2	-7%
Interest-bearing liabilities	326.5	354.7	-8%

Net results of financial transactions

Net results of financial transactions amounted to Skr -14 million (3Q23: Skr -1 million). The result is mainly attributable to unrealized value changes in hedging instruments and hedged items, as well as credit spreads in the liquidity portfolio, partly offset by effects from currency movements.

Interim report January–September 2024	Page 6 of 29

Operating expenses

Operating expenses amounted to Skr -163 million (3Q23: Skr -152 million), representing an increase of 7 percent compared to the same period in the previous year. The increase is primarily attributable to increased personnel expenses and fewer investments that could be capitalized. A reversal of Skr 2 million was made to the provision for the individual variable remuneration program (3Q23: –).

Net credit losses

Net credit losses amounted to Skr 69 million (3Q23: Skr 46 million). The positive result was mainly attributable to decreased provisions for expected credit losses in stage 3 and stage 1.

Management has reassessed the need for an overall adjustment of the loss allowance for exposures in stage 1 and stage 2. As of period end, management concluded that there was no need for an overall adjustment of the loss allowance. The reversal of the overall adjustment had a positive impact on the net credit losses during the period.

Taxes

Tax costs amounted to Skr -128 million (3Q23: Skr -134 million), and the effective tax rate amounted to 20.5 percent (3Q23: 20.7 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 59 million (3Q23: Skr 1 million). This result is partly explained by a positive result of Skr 33 million obtained from derivatives in cash flow hedging as a result of declining remaining term and declining market interest rates. A positive result of Skr 26 million owing to changes in own credit risk driven by increased credit spreads on long maturities in euro also explains the positive result.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased by 1 percent compared to year-end 2023. An increased volume of liquidity investments drove the increase in the company’s assets, partly offset by a reduced lending portfolio.

Skr bn	September 30, 2024	December 31, 2023	Change
Total assets	368.0	365.9	1%
Liquidity investments	73.1	56.6	29%
Total lending portfolio	272.4	283.3	-4%
of which sustainability classified	51.5	44.6	15%
of which CIRR-loans	97.1	101.4	-4%

Liabilities and equity

As of September 30, 2024, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 150 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of September 30, 2024, SEK’s total own funds amounted to Skr 23.1 billion (year-end 2023: Skr 22.3 billion). The total capital ratio was 23.3 percent (year-end 2023: 21.3 percent), representing a margin of 6.0 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.3 percent as of September 30, 2024. The corresponding Common Equity Tier 1 capital estimated requirement was 12.2 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 11.1 percentage points above the requirement. Overall, SEK is strongly capitalized.

Percent	September 30, 2024	December 31, 2023
Common Equity Tier 1 capital ratio	23.3	21.3
Tier 1 capital ratio	23.3	21.3
Total capital ratio	23.3	21.3
Leverage ratio	9.1	9.3
Liquidity coverage ratio (LCR)	225	494
Net stable funding ratio (NSFR)	134	131

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Interim report January–September 2024	Page 7 of 29

Other events

At SEK’s annual general meeting held on March 26, 2024, Ms. Anna Brandt stepped down from her position as a member of the Board of Directors of SEK (the “Board”) after six years of service, and Mr. Carl Mellander was elected as a new member of the Board. Additionally, the Board passed a resolution at the annual general meeting to adopt the income statement and balance sheet in the Annual and Sustainability Report 2023, and to appropriate distributable funds pursuant to the Board’s proposal.

Effective April 25, 2024, SEK’s Chief Financial Officer (“CFO”), Mr. Stefan Friberg, left the Company and Mr. Jens Hedar, Head of Customer Relations, assumed the role as acting CFO. Also effective April 25, 2024, Ms. Maria Simonson, became acting Head of Customer Relations in addition to her role as Head of Sustainability.

In September 2024, Mr. Mattias Hasselbo was recruited to the role of Chief Credit Officer, assuming the position in January 2025. SEK’s current Chief Credit Officer, Ms. Teresa Hamilton Burman, will retire in 2025.

The macro environment

In the second quarter of 2024, Sweden’s GDP decreased 0.3 percent quarter-on-quarter. Exports increased 1.0 percent. Unemployment amounted to 8.3 percent at the end of August 2024, which was an increase compared to the end of May 2024. The rate of inflation in August 2024 was 1.2 percent, which is a decrease from July 2024.

At the end of September, for the third time this year, the Riksbank announced a cut in the policy rate to 3.25 percent. At the same time, the Riksbank signaled that, if the outlook for inflation and economic activity remains unchanged, a further 0.5 percentage point cut in the policy rate could be implemented at one of the two remaining monetary policy meetings this year.

SEK believes that, compared with normal conditions, the risk level in external factors with a negative impact on the company remains high as a result of ongoing armed conflicts and geopolitical tensions, which can negatively affect supply chains and create volatility in financial markets. Russia’s war in Ukraine has little direct financial impact on SEK. The company has a gross exposure of EUR 6.5 million to one Russian counterparty, where the risk is 100 percent covered, dating back to prior to the war breaking out. SEK has no exposure to Ukraine or Belarus. Nevertheless, the high level of uncertainty caused by Russia’s war in Ukraine and by other ongoing military conflicts could have a more long-term effect on SEK’s customers and, consequently, on SEK. Over time, the Western world has gradually escalated sanctions against Russia and continues to support Ukraine with military and protective equipment as well as provide direct economic support to Ukraine’s armed forces. The long-term humanitarian and socioeconomic effects of Russia’s war in Ukraine are expected to be extensive and the prevailing geopolitical security tension caused by the conflict is expected to continue for a long time.

The armed conflict between Israel on one side and Hamas, Hezbollah, the Houthi militia and Iran on the other has also contributed to geopolitical uncertainty. The conflict has escalated due to attacks and counterattacks by the respective parties, and an extended large-scale war between Israel and Iran cannot be ruled out. Attacks by the Houthi militia on merchant vessels in the Red Sea have had a negative impact on trade flows, resulting in higher freight rates and delayed deliveries, although the effect has been relatively limited to date. Given the information available right now and as far as it is possible to foresee, these conflicts should not have a material direct financial effect on SEK.

SEK believes that information security threats, particularly in relation to cybersecurity, have increased and remain more acute than before as a consequence of Sweden’s membership in NATO and support of Ukraine.

Risk factors

SEK’s operations are exposed to various types of risks, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2023 and Note 30 to the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2023 Annual Report on Form 20-F.

Interim report January–September 2024	Page 8 of 29

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.3-21.3 percent and the Common Equity Tier 1 capital ratio should amount to 16.2 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of September 30, 2024.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jul-Sep 2024	Apr-Jun 2024	Jul-Sep 2023	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
New lending	16,100	38,008	15,172	68,160	51,078	80,159
of which to Swedish exporters	9,567	15,470	5,681	30,102	22,641	29,788
of which to exporters’ customers	6,533	22,538	9,491	38,058	28,437	50,371
of which CIRR-loans	–	14,424	–	15,952	–	5,539
Total lending portfolio[1]	272,382	276,679	292,671	272,382	292,671	283,303
of which green	36,182	35,667	30,131	36,182	30,131	31,202
of which social	1,842	1,702	1,379	1,842	1,379	1,482
of which sustainability-linked	13,450	12,009	11,723	13,450	11,723	11,926
Loans, outstanding and undisbursed[1]	333,479	343,779	341,028	333,479	341,028	338,278

Customer growth	0%	0%	1%	1%	2%	3%

New long-term borrowings	18,500	9,122	40,127	44,421	120,194	126,214
New short-term borrowings	29,546	19,359	11,239	70,224	33,219	50,051
Outstanding senior debt[1]	325,736	327,168	361,390	325,736	361,390	317,736
of which green	34,848	28,828	20,982	34,848	20,982	23,652

After-tax return on equity	8.4%	8.0%	9.2%	6.4%	6.2%	5.6%

Common Equity Tier 1 capital ratio[1]	23.3%	22.6%	20.8%	23.3%	20.8%	21.3%
Tier 1 capital ratio[1]	23.3%	22.6%	20.8%	23.3%	20.8%	21.3%
Total capital ratio[1]	23.3%	22.6%	20.8%	23.3%	20.8%	21.3%
Leverage ratio	9.1%	8.7%	8.1%	9.1%	8.1%	9.3%
Liquidity coverage ratio (LCR)	225%	670%	1,664%	225%	1,664%	494%
Net stable funding ratio (NSFR)	134%	133%	132%	134%	132%	131%
Risk exposure amount[1]	99,307	100,921	105,505	99,307	105,505	104,714
1 Balance at period end.

See definitions on page 31.

Interim report January–September 2024	Page 9 of 29

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Jul-Sep 2024	Apr-Jun 2024	Jul-Sep 2023	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
Interest income		4,873	4,981	5,243	14,933	14,010	19,438
Interest expenses		-4,129	-4,215	-4,476	-12,653	-11,886	-16,543
Net interest income	2	744	766	767	2,280	2,124	2,895
Net fee and commission expense		-11	-12	-12	-34	-32	-51
Net results of financial transactions	3	-14	-16	-1	-65	-99	21
Total operating income		719	738	754	2,181	1,993	2,865
Personnel expenses		-95	-130	-88	-333	-294	-402
Other administrative expenses		-51	-60	-48	-168	-163	-222
Depreciation and impairment of non-financial assets		-17	-16	-16	-49	-49	-88
Total operating expenses		-163	-206	-152	-550	-506	-712
Operating profit before credit losses		556	532	602	1,631	1,487	2,153
Net credit losses	4	69	46	46	-212	-193	-585
Operating profit		625	578	648	1,419	1,294	1,568
Tax expenses		-128	-119	-134	-292	-267	-324
Net profit[1]		497	459	514	1,127	1,027	1,244

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		33	24	17	49	-11	63
Tax on items to be reclassified to profit or loss		-7	-5	-14	-10	2	-13
Net items to be reclassified to profit or loss		26	19	13	39	-9	50
Items not to be reclassified to profit or loss
Own credit risk		26	22	-14	123	7	-23
Revaluation of defined benefit plans		0	1	-2	2	-2	-6
Tax on items not to be reclassified to profit or loss		-6	-5	4	-26	0	6
Net items not to be reclassified to profit or loss		20	18	-12	99	5	-23

Total other comprehensive income		46	37	1	138	-4	27

Total comprehensive income[1]		543	496	515	1,265	1,023	1,271

Skr
Basic and diluted earnings per share[2]		124	115	128	282	257	312

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–September 2024	Page 10 of 29

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	September 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	5	9,731	3,482
Treasuries/government bonds	5	11,388	11,525
Other interest-bearing securities except loans	5	52,027	41,561
Loans in the form of interest-bearing securities	4, 5	49,041	51,227
Loans to credit institutions	4, 5	16,520	19,009
Loans to the public	4, 5	213,924	224,165
Derivatives	5, 6	7,242	6,432
Shares		29	–
Tangible and intangible assets		208	245
Deferred tax asset		1	13
Other assets		357	276
Prepaid expenses and accrued revenues		7,483	7,994
Total assets		367,951	365,929

Liabilities and equity
Borrowing from credit institutions	5, 7	4,331	3,628
Debt securities issued	5, 7	321,405	314,108
Derivatives	5, 6	8,442	12,637
Other liabilities		2,061	4,272
Accrued expenses and prepaid revenues		7,835	8,387
Provisions		14	51
Total liabilities		344,088	343,083

Share capital		3,990	3,990
Reserves		51	-87
Retained earnings		19,822	18,943
Total equity		23,863	22,846

Total liabilities and equity		367,951	365,929

Interim report January–September 2024	Page 11 of 29

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves			Retained earnings
			Hedge reserve	Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Sep 2023	1,027					1,027
Other comprehensive income Jan-Sep 2023	-4		-9	6	-1
Total comprehensive income Jan-Sep 2023	1,023	–	-9	6	-1	1,027
Dividend	–					–
Closing balance of equity September 30, 2023[1]	22,598	3,990	-106	-17	5	18,726

Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Dec 2023	1,244					1,244
Other comprehensive income Jan-Dec 2023	27		50	-18	-5
Total comprehensive income Jan-Dec 2023	1,271	–	50	-18	-5	1,244
Dividend	–					–
Closing balance of equity December 31, 2023[1]	22,846	3,990	-47	-41	1	18,943

Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Sep 2024	1,127					1,127
Other comprehensive income Jan-Sep 2024	138		39	98	1
Total comprehensive income Jan-Sep 2024	1,265	–	39	98	1	1,127
Dividend	-248					-248
Closing balance of equity September 30, 2024[1]	23,863	3,990	-8	57	2	19,822
1 The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–September 2024	Page 12 of 29

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
Operating activities
Operating profit	1,419	1,294	1,568
Adjustments for non-cash items in operating profit	401	634	1,259
Income tax paid	-401	-392	-528
Changes in assets and liabilities from operating activities	7,756	-7,099	3,545
Cash flow from operating activities	9,175	-5,563	5,844

Investing activities
Capital expenditures	-12	-21	-26
Cash flow from investing activities	-12	-21	-26

Financing activities
Change in senior debt	-540	4,953	-8,900
Derivatives, net	-2,068	3,359	2,868
Dividend paid	-248	–	–
Payment of lease liability	-21	-21	-28
Cash flow from financing activities	-2,877	8,291	-6,060

Cash flow for the period	6,286	2,707	-242

Cash and cash equivalents at beginning of the period	3,482	4,060	4,060
Cash flow for the period	6,286	2,707	-242
Exchange-rate differences on cash and cash equivalents	-37	-89	-336
Cash and cash equivalents at end of the period[1]	9,731	6,678	3,482

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–September 2024	Page 13 of 29

Notes

Note 1.	Accounting policies
Note 2.	Net interest income
Note 3.	Net results of financial transactions
Note 4.	Impairments
Note 5.	Financial assets and liabilities at fair value
Note 6.	Derivatives
Note 7.	Debt
Note 8.	CIRR-system
Note 9.	Pledged assets and contingent liabilities
Note 10.	Capital adequacy and liquidity situation
Note 11.	Exposures
Note 12.	Transactions with related parties
Note 13.	Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2023 annual financial statements included in SEK’s 2023 Annual Report on Form 20-F. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January–September 2024	Page 14 of 29

Note 2. Net interest income

Skr mn	Jul-Sep 2024	Apr-Jun 2024	Jul-Sep 2023	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
Interest income
Loans to credit institutions	233	227	305	709	881	1,113
Loans to the public	2,453	2,506	2,426	7,481	6,560	9,181
Loans in the form of interest-bearing securities	578	604	651	1,811	1,770	2,448
Interest-bearing securities excluding loans in the form of interest-bearing securities	668	672	763	2,025	2,062	2,885
Derivatives	879	902	1,023	2,701	2,518	3,519
Administrative remuneration CIRR-system	60	64	65	189	193	261
Other assets	2	6	10	17	26	31
Total interest income[1]	4,873	4,981	5,243	14,933	14,010	19,438
Interest expenses
Interest expenses	-4,068	-4,152	-4,415	-12,468	-11,703	-16,299
Resolution fee	-26	-26	-24	-79	-71	-94
Risk tax	-35	-37	-37	-106	-112	-150
Total interest expenses	-4,129	-4,215	-4,476	-12,653	-11,886	-16,543
Net interest income	744	766	767	2,280	2,124	2,895
1 Interest income calculated using the effective interest method amounted to Skr 10,450 million during January-September 2024 (9M23: Skr 9,690 million).

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2024	Apr-Jun 2024	Jul-Sep 2023	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
Derecognition of financial instruments not measured at fair value through profit or loss	1	1	1	4	5	9
Financial assets or liabilities at fair value through profit or loss	12	-36	-38	-49	-131	33
Financial instruments under fair-value hedge accounting	-28	20	36	-15	27	-23
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	1	-1	0	-5	0	2
Total net results of financial transactions	-14	-16	-1	-65	-99	21

Interim report January–September 2024	Page 15 of 29

Note 4. Impairments

Skr mn	Jul-Sep 2024	Apr-Jun 2024	Jul-Sep 2023	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
Expected credit losses, stage 1	28	36	7	112	8	-36
Expected credit losses, stage 2	7	14	-4	61	3	-40
Expected credit losses, stage 3	34	-7	41	-388	-208	-513
Established losses	-3	–	–	-116	–	–
Reserves applied to cover established credit losses	3	–	–	116	–	–
Recovered credit losses	0	3	2	3	4	4
Net credit losses	69	46	46	-212	-193	-585

Skr mn	September 30, 2024				December 31, 2023
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	236,700	28,049	8,513	273,262	284,060
Off-balance sheet exposures, before expected credit losses	45,485	18,846	5,060	69,391	62,446
Total, before expected credit losses	282,185	46,895	13,573	342,653	346,506
Loss allowance, loans	-53	-1	-825	-879	-757
Loss allowance, off-balance sheet exposures[1]	-3	0	-3	-6	-38
Total loss allowance	-56	-1	-828	-885	-795
Provision ratio (in percent)	0.02	0.00	6.10	0.26	0.23
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	September 30, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-167	-61	-567	-795	-223
Increases due to origination and acquisition	-17	0	–	-17	-137
Net remeasurement of loss allowance	102	3	-62	43	15
Transfer to stage 1	0	3	–	0	0
Transfer to stage 2	1	-1	17	17	-22
Transfer to stage 3	0	3	-360	-357	-491
Decreases due to derecognition	26	53	17	96	46
Decrease in allowance account due to write-offs	–	–	116	116	–
Exchange-rate differences[1]	-1	-1	11	9	17
Closing balance	-56	-1	-828	-885	-795
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions.

SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.0 and 0.9 for the various probability of default (PD) segments. The base scenarios have been weighted at 80 percent, the downturn scenarios have been weighted at 10 percent, and the upturn scenarios have been weighted at 10 percent between the different PD-segments.

Interim report January–September 2024	Page 16 of 29

Note 5. Financial assets and liabilities at fair value

Skr mn	September 30, 2024
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	9,731	9,731	–
Treasuries/governments bonds	11,388	11,388	–
Other interest-bearing securities except loans	52,027	52,027	–
Loans in the form of interest-bearing securities	49,041	50,218	1,177
Loans to credit institutions	16,520	16,944	424
Loans to the public	213,924	215,482	1,558
Derivatives	7,242	7,242	–
Shares	29	29	–
Total financial assets	359,902	363,061	3,159
Borrowing from credit institutions	4,331	4,331	–
Debt securities issued	321,405	321,602	197
Derivatives	8,442	8,442	–
Total financial liabilities	334,178	334,375	197

Skr mn	December 31, 2023
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	3,482	3,482	–
Treasuries/governments bonds	11,525	11,525	–
Other interest-bearing securities except loans	41,561	41,561	–
Loans in the form of interest-bearing securities	51,227	52,519	1,292
Loans to credit institutions	19,009	19,260	251
Loans to the public	224,165	223,759	-406
Derivatives	6,432	6,432	–
Shares	–	–	–
Total financial assets	357,401	358,538	1,137
Borrowing from credit institutions	3,628	3,628	–
Debt securities issued	314,108	313,931	-177
Derivatives	12,637	12,637	–
Total financial liabilities	330,373	330,196	-177

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial instruments and (viii) Determination of fair value of certain types of financial instruments.

Interim report January–September 2024	Page 17 of 29

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	–	11,388	–	11,388
Other interest-bearing securities except loans	19,305	32,722	–	52,027
Derivatives	–	7,205	37	7,242
Shares	29	–	–	29
Total, September 30, 2024	19,334	51,315	37	70,686
Total, December 31, 2023	18,191	41,272	55	59,518

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value
	Level 1	Level 2	Level 3	Total
Debt securities issued	–	13,835	3,602	17,437
Derivatives	–	7,271	1,171	8,442
Total, September 30, 2024	–	21,106	4,773	25,879
Total, December 31, 2023	–	22,531	10,605	33,136

There were no transfers during the period (year-end 2023: transfers of Skr 11,291 million for debt securities issued and Skr -27 million for derivatives were made from level 3 to level 2).

Financial assets and liabilities at fair value in Level 3, 2024

Skr mn	January 1, 2024	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	September 30, 2024
Debt securities issued	-8,271	–	4,707	–	–	-36	-5	3	-3,602
Derivatives, net	-2,279	–	1,153	–	–	42	–	-50	-1,134
Net assets and liabilities	-10,550	–	5,860	–	–	6	-5	-47	-4,736

Financial assets and liabilities at fair value in Level 3, 2023

Skr mn	January 1, 2023	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2023
Debt securities issued	-26,536	-180	10,202	-1,912	11,291	-1,927	-207	998	-8,271
Derivatives, net	-4,516	–	1,416	–	-27	1,419	–	-571	-2,279
Net assets and liabilities	-31,052	-180	11,618	-1,912	11,264	-508	-207	427	-10,550

1	Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions.
The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of September 30, 2024, amounted to a Skr -4 million loss (year-end 2023: Skr -27 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Interim report January–September 2024	Page 18 of 29

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	September 30, 2024
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	-134	Correlation	0.12 – (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-892	Correlation	0.12 – (0.12)	Option Model	-19	19
Other	-108	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-1,134				-19	19
Equity	-99	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
FX	-3,388	Correlation	0.12 – (0.12)	Option Model	19	-19
		Credit spreads	10BP – (10BP)	Discounted cash flow	16	-16
Other	-115	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-3,602				35	-35
Total effect on total comprehensive income					16	-16
Derivatives, net, December 31, 2023	-2,279				-22	22
Debt securities issued, December 31, 2023	-8,271				47	-47
Total effect on total comprehensive income, December 31, 2023					25	-25

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	September 30, 2024	December 31, 2023	Jan-Sep 2024	Jan-Sep 2023
CVA/DVA, net[1]	-33	-39	6	9
OCA[2]	68	-55	123	7

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January–September 2024	Page 19 of 29

Note 6. Derivatives

Derivatives by category

Skr mn	September 30, 2024			December 31, 2023
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,767	1,807	498,566	3,918	1,720	483,545
Currency-related contracts	2,475	6,393	155,044	2,509	9,789	158,019
Equity-related contracts	–	134	182	5	1,002	3,722
Contracts related to commodities, credit risk, etc.	–	108	6,853	–	126	5,533
Total derivatives	7,242	8,442	660,645	6,432	12,637	650,819

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. Debt

Debt by category

Skr mn	September 30, 2024	December 31, 2023
Currency-related contracts	4,947	6,368
Interest rate-related contracts	320,575	307,626
Equity-related contracts	99	3,594
Contracts related to commodities, credit risk, etc.	115	148
Total debt	325,736	317,736
of which denominated in:
Skr	22,264	17,029
USD	204,146	200,222
EUR	65,470	61,325
AUD	12,198	11,934
GBP	9,972	9,304
CHF	4,302	4,707
Other currencies	7,384	13,215

The information is disclosed in accordance with FFFS 2014:21.

Note 8. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of September 30, 2024, concessionary loans outstanding amounted to Skr 117 million (year-end 2023: Skr 174 million) and operating profit for the program amounted to Skr -6 million (9M23: Skr -12 million) for the period January-September 2024. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (9M23: Skr 0 million).

Interim report January–September 2024	Page 20 of 29

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2024	Apr-Jun 2024	Jul-Sep 2023	Jan-Sep 2024	Jan-Sep 2023	Jan-Dec 2023
Interest income	569	576	575	1,731	1,703	2,329
Interest expenses	-504	-505	-430	-1,532	-1,377	-1,904
Interest compensation	–	–	–	–	–	–
Exchange-rate differences	-1	0	2	0	3	1
Profit before compensation to SEK	64	71	147	199	329	426
Administrative remuneration to SEK	-60	-64	-65	-189	-192	-260
Operating profit CIRR-system	4	7	82	10	137	166
Reimbursement to (–) / from (+) the State	-4	-7	-82	-10	-137	-166

Statement of Financial Position for the CIRR-system

Skr mn	September 30, 2024	December 31, 2023
Cash and cash equivalents	0	1
Loans	97,063	101,361
Derivatives	2,234	4,334
Other assets	206	179
Prepaid expenses and accrued revenues	1,739	1,711
Total assets	101,242	107,586
Liabilities	98,774	105,642
Derivatives	1,191	859
Accrued expenses and prepaid revenues	1,277	1,085
Total liabilities	101,242	107,586
Commitments
Committed undisbursed loans	45,209	36,505

Note 9. Pledged assets and contingent liabilities

Skr mn	September 30, 2024	December 31, 2023
Collateral provided
Cash collateral under the security agreements for derivative contracts	7,102	11,098
Contingent liabilities[1]
Guarantee commitments	8,294	7,471
Commitments[1]
Committed undisbursed loans	61,097	54,975
1 For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.

Interim report January–September 2024	Page 21 of 29

Note 10. Capital adequacy and liquidity situation

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F and see SEK’s 2023 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	September 30, 2024	December 31, 2023
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	23.3	21.3
Tier 1 capital ratio	23.3	21.3
Total capital ratio	23.3	21.3

1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	September 30, 2024		December 31, 2023
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,945	8.0	8,377	8.0
of which Tier 1 requirement of 6 percent	5,958	6.0	6,283	6.0
of which minimum requirement of 4.5 percent	4,469	4.5	4,712	4.5
Pillar 2 capital requirements[3]	3,645	3.7	3,843	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	11,549	11.6	10,084	9.6
Capital buffer requirements	4,098	4.1	4,271	4.1
of which Capital conservation buffer	2,483	2.5	2,618	2.5
of which Countercyclical buffer	1,615	1.6	1,653	1.6
Pillar 2 guidance[5]	1,490	1.5	1,571	1.5
Total risk-based capital requirement including Pillar 2 guidance	17,178	17.3	18,062	17.2

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount.
The Pillar 2 guidance is not a binding requirement.

	September 30, 2024	December 31, 2023
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	246,438	232,462
Off-balance sheet exposures	8,640	8,529
Total exposure measure	255,078	240,991
Leverage ratio[2]	9.1%	9.3%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	September 30, 2024		December 31, 2023
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,652	3.0	7,230	3.0
Pillar 2 guidance[2]	384	0.2	361	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	8,036	3.2	7,591	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–September 2024	Page 22 of 29

Own funds – Adjusting items

Skr mn	September 30, 2024	December 31, 2023
Share capital	3,990	3,990
Retained earnings	18,388	17,403
Accumulated other comprehensive income and other reserves	260	234
Independently reviewed profit net of any foreseeable charge or dividend	772	972
Common Equity Tier 1 (CET1) capital before regulatory adjustments	23,410	22,599
Additional value adjustments due to prudent valuation[1]	-88	-85
Intangible assets	-22	-34
Fair value reserves related to gains or losses on cash flow hedges	8	47
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	50	28
Negative amounts resulting from the calculation of expected loss amounts	-170	-221
Insufficient coverage for non-performing exposures	-55	-12
Total regulatory adjustments to Common Equity Tier 1 capital	-277	-277
Total Common Equity Tier 1 capital	23,133	22,322
Total Own funds	23,133	22,322

1	During the fourth quarter of 2023, SEK switched accounting method from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101.

Minimum capital requirements exclusive of buffer

Skr mn	September 30, 2024			December 31, 2023
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	4,002	3,997	320	4,219	4,206	337
Exposures in default	36	51	4	77	77	6
Total credit risk standardized method	4,038	4,048	324	4,296	4,283	343
Credit risk IRB method
Central Governments	224,549	10,121	810	211,650	9,416	753
Financial institutions[2]	34,184	6,251	500	33,236	6,580	526
Corporates[3]	143,608	71,171	5,694	144,559	76,038	6,083
Assets without counterparty	289	289	23	284	284	23
Total credit risk IRB method	402,630	87,832	7,027	389,729	92,318	7,385
Credit valuation adjustment risk	n.a.	2,032	163	n.a.	2,490	199
Foreign exchange risk	n.a.	950	76	n.a.	1,174	94
Commodities risk	n.a.	3	0	n.a.	7	1
Operational risk	n.a.	4,442	355	n.a.	4,442	335
Total	406,668	99,307	7,945	394,025	104,714	8,377

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 5,479 million (year-end 2023: Skr 7,127 million), Risk exposure amount of Skr 1,411 million
(year-end 2023: Skr 2,167 million) and Capital requirement of Skr 113 million (year-end 2023: Skr 173 million).
3	Of which related to specialized lending: EAD Skr 7,482 million (year-end 2023: Skr 7,315 million), Risk exposure amount of Skr 4,949 million
(year-end 2023: Skr 5,757 million) and Capital requirement of Skr 396 million (year-end 2023: Skr 461 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Interim report January–September 2024	Page 23 of 29

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of September 30, 2024, the capital requirement related to relevant exposures in Sweden was 75 percent (year-end 2023: 73 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of September 30, 2024, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.13 percentage points (year-end 2023: 0.13 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (SREP) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

Skr mn	September 30, 2024	December 31, 2023
Credit risk	7,205	7,350
Operational risk	434	434
Market risk	964	1,065
Other risks	163	199
Capital planning buffer	1,700	1,700
Total	10,466	10,748

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, see the Risk and Capital management section of SEK’s 2023 Annual Report on Form 20-F.

Liquidity Coverage Ratio

Skr bn, 12-month average	September 30, 2024	December 31, 2023
Total liquid assets	67.2	73.9
Net liquidity outflows[1]	17.9	16.4
Liquidity outflows	28.6	29.3
Liquidity inflows	10.7	13.9
Liquidity Coverage Ratio	438%	605%

1	Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net Stable Funding Ratio

Skr bn	September 30, 2024	December 31, 2023
Available stable funding	274.6	276.3
Requiring stable funding	204.4	210.5
Net Stable Funding Ratio	134%	131%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Liquidity reserve1

Skr bn	September 30, 2024					December 31, 2023
	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	27.2	5.0	5.3	16.9	–	16.5	5.0	4.7	6.8	–
Securities issued or guaranteed by municipalities or other public entities	22.5	8.0	5.6	8.9	–	24.1	8.0	3.9	11.9	0.3
Covered bonds issued by other institutions	12.1	12.1	–	–	–	12.7	12.7	–	–	–
Balances with National Debt Office	5.5	5.5	–	–	–	1.0	1.0	–	–	–
Total liquidity reserve	67.3	30.6	10.9	25.8	–	54.3	26.7	8.6	18.7	0.3

1	The liquidity reserve is a part of SEK’s liquidity investments.

Information on Liquidity reserve is included in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–September 2024	Page 24 of 29

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	September 30, 2024		December 31, 2023		September 30, 2024		December 31, 2023		September 30, 2024		December 31, 2023
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	158.1	44.8	159.1	46.3	54.6	72.8	46.8	67.2	212.7	49.7	205.9	49.8
Regional governments	18.4	5.2	11.9	3.5	0.7	0.9	0.7	1.0	19.1	4.5	12.6	3.0
Multilateral development banks	5.7	1.6	5.0	1.4	0.0	0.0	0.0	0.0	5.7	1.3	5.0	1.2
Public Sector Entity	0.9	0.3	–	–	–	–	–	–	0.9	0.2	–	–
Financial institutions	28.6	8.1	25.8	7.5	5.7	7.6	7.5	10.8	34.3	8.0	33.3	8.1
Corporates	141.2	40.0	141.8	41.3	14.0	18.7	14.6	21.0	155.2	36.3	156.4	37.9
Equity exposures	0.0	0.0	–	–	0.0	0.0	–	–	0.0	0.0	–	–
Total	352.9	100.0	343.6	100.0	75.0	100.0	69.6	100.0	427.9	100.0	413.2	100.0

Net exposure by region and exposure class, as of September 30, 2024

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.1	–	0.4	–	192.7	17.4	2.1	212.7
Regional governments	–	–	–	–	–	17.6	1.4	0.1	19.1
Multilateral development banks	–	0.6	–	1.5	–	–	3.6	–	5.7
Public Sector Entity	–	–	–	–	–	–	0.9	–	0.9
Financial institutions	0.1	–	2.2	2.0	–	17.5	12.5	–	34.3
Corporates	0.2	0.8	2.5	7.0	3.4	105.1	35.2	1.0	155.2
Equity exposures	–	–	–	–	–	0.0	–	–	0.0
Total	0.3	1.5	4.7	10.9	3.4	332.9	71.0	3.2	427.9

Net exposure by region and exposure class, as of December 31, 2023

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.2	0.5	0.5	–	180.9	21.7	2.1	205.9
Regional governments	–	–	–	–	–	11.2	1.3	0.1	12.6
Multilateral development banks	–	–	–	1.0	–	–	4.0	–	5.0
Public Sector Entity	–	–	–	–	–	–	–	–	–
Financial institutions	0.1	–	0.1	1.8	–	18.3	13.0	–	33.3
Corporates	0.6	0.8	2.4	6.7	3.7	98.0	43.3	0.9	156.4
Equity exposures	–	–	–	–	–	–	–	–	–
Total	0.7	1.0	3.0	10.0	3.7	308.4	83.3	3.1	413.2

Interim report January–September 2024	Page 25 of 29

Net exposure to European countries, excluding Sweden

Skr bn	September 30, 2024	December 31, 2023
France	16.1	16.1
Germany	10.6	9.4
Luxembourg	9.2	12.2
Finland	7.6	11.4
United Kingdom	7.3	7.1
Denmark	7.1	6.9
Norway	3.7	5.7
Belgium	3.0	3.7
Poland	2.1	2.2
Ireland	1.6	2.2
Austria	1.3	3.3
The Netherlands	1.2	0.6
Spain	1.0	2.6
Switzerland	0.6	0.6
Portugal	0.4	1.3
Serbia	0.3	0.4
Czech Republic	0.2	0.1
Lithuania	0.2	0.1
Estonia	0.2	0.1
Italy	0.2	0.2
Latvia	0.1	0.1
Iceland	0.1	0.1
Slovakia	0.1	0.1
Total	74.2	86.5

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2023 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2023 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–September 2024	Page 26 of 29

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of both the Consolidated Group’s operations and financial position and results and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, October 22, 2024

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Paula da Silva	Reinhold Geijer	Hanna Lagercrantz
Director of the Board	Director of the Board	Director of the Board

Katarina Ljungqvist	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

January 24, 2025	Interim report for the period January 1, 2024 – December 31, 2024

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 22, 2024, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2023 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–September 2024	Page 27 of 29

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

*Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green loans

SEK offers green loans that promote the transition to a climate-smart and environmentally sustainable economy. Green loans are categorized under SEK’s framework for green bonds. The purpose is to stimulate green investments that are environmentally sustainable and contribute to one or more of the six environmental objectives in the EU taxonomy.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 9).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 9).

The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are categorized according to SEK’s “Sustainability bond framework”. The purpose is to stimulate investments that are socially sustainable, such as in healthcare, education, basic infrastructure, or food security.

Sustainability classified loans

Sustainability classified loans refer to green, social and sustainability-linked loans.

Sustainability-linked loans

Sustainability-linked loans consist of working capital finance that promote the borrower’s sustainability efforts, which in turn support environmental and socially sustainable economic activities and growth. SEK’s sustainability-linked loans are based on International Loan Market Association’s (LMA) Sustainability-Linked Loan Principles.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–September 2024	Page 28 of 29

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK can finance the industry’s transition in Sweden and abroad. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	SEK’s vision is a sustainable world through increased Swedish exports.

SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.

SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.

SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–September 2024	Page 29 of 29